ACCESSOR FUNDS, INC. ACM ADMINISTRATIVE PLAN

                    ADVISOR AND, INVESTOR AND C CLASS SHARES

This ACM Administrative Plan (the "Plan") (formerly the Shareholder Service Plan of the U.S. Government Money Fund, as of April 26, 2002) adopted by Accessor Funds, Inc., a registered, open-end management company with fifteen diversified portfolios (each a "Fund" and collectively, the "Funds") and a corporation organized under the laws of the State of Maryland, (the "Fund"), on behalf of the Advisor Class, Investor Class and C Class of shares of the U.S. Government Money Fund ("Government Fund"). The Plan is adopted in conjunction with a restructuring of the management fee and the transfer agent fee paid to Accessor Capital Management L.P. ("Accessor Capital") to reflect more accurately the services provided by Accessor Capital to the Government Fund and the actual or potential delegation of the performance of some or all of these services to Service Providers as defined below:

SECTION 1.  SERVICE AGREEMENTS; ANNUAL FEES.

ACM Administrative Agreements. The Fund is authorized to enter into an ACM Administrative Agreement on behalf of the Advisor Class, Investor Class and C Class shares of Government Fund (the "Agreement"), the form of which shall be approved by the Board of Directors of the Fund (the "Board") and each Agreement then ratified by the Board of Directors at the next quarterly meeting, with Accessor Capital to provide the services listed in Schedule A; Accessor Capital may, in its discretion delegate the performance of some or all of these services to other persons ("Service Providers"); provided, however, that Accessor Capital will not delegate the performance of the services to any Service Provider that receives a separate fee for services paid under Accessor Funds' distribution and service plan as adopted under Rule 12b-1 of Investment Company Act of 1940, as amended.

ACM Administrative Fee. The Advisor Class, Investor Class and C Class shares of Government Fund shall pay directly to Accessor Capital, a non-distribution related administrative fee under the Plan, at an annual rate of 0.25% of the average daily net assets of the Government Fund attributable to the Class (the "ACM Administrative Fee").

Payment of Fees. The ACM Administrative Fees will be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors may determine by each Class at the annual rates indicated above.

SECTION 2.  EXPENSES NOT COVERED BY THE PLAN.

With respect to Investor Class shares, Government Fund may also enter into Administrative Services Agreements with Service Providers pursuant to a separate Investor Class Administrative Services Plan and pay an additional fee of up to 0.25% of the average daily net assets attributable to the Investor Class for non-distribution related service fees to Service Providers who provide PERSONAL AND/OR ACCOUNT MAINTENANCE SERVICES to their clients who may from time to time beneficially own shares of the Government Fund to the extent the Service Provider is permitted to do so under applicable statutes, rules and regulations. By way of example, such services may include some or all of the following: (i) shareholder liaison services; (ii) providing information periodically to Clients showing their positions in Government Fund Shares and integrating such statements with those of other transactions and balances in Clients' other accounts serviced by the Service Organizations; (iii) responding to Client inquiries relating to the services performed by the Service Organizations; (iv) responding to routine inquiries from Clients concerning their investments in Government Fund Shares; and (v) providing such other similar services to Clients as the Government Fund may reasonably request to the extent the Service Organizations are permitted to do so under applicable statutes, rules and regulations.

SECTION 3.  APPROVAL OF DIRECTORS.

Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the full Board of Directors of the Fund and (b) those Directors who are not interested persons (as such term is defined under the Investment Company Act of 1940, as amended, by the Securities and Exchange Commission) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.


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SECTION 4.  CONTINUANCE OF THE PLAN.

The Plan will continue in effect until April 26, 2003, and thereafter for successive twelve-month periods: PROVIDED, HOWEVER, that such continuance is specially approved at least annually by the Directors of the Fund and by a majority of the Qualified Directors.

SECTION 5.  TERMINATION.

The Plan may be terminated at any time with respect to Government Fund by a vote of the Qualified Directors.

SECTION 6.  AMENDMENTS.

No material amendment to the Plan may be made unless approved by the Government Fund's Board of Directors in the manner described in Section 3 above.

SECTION 7.  WRITTEN REPORTS.

In each year during which the Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by the Government Fund pursuant to the Plan or any related agreement will prepare and furnish to the Board, and the Board will review, at least quarterly, written reports which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

SECTION 8.  PRESERVATION OF MATERIALS.

The Government Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 7 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

AGREEMENT TO AND ACCEPTANCE OF ACM ADMINISTRATIVE PLAN

Accessor Capital Management L.P. hereby agrees to provide the services contemplated by the Plan on the terms and conditions set forth in the Plan.

ACCESSOR CAPITAL MANAGEMENT L.P.
By Accessor Capital Corporation
Its Managing General Partner

By:___________________________________

Date: _____________________, 2002



Adopted: April 26, 2002
Amended: [                     ]



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                                   SCHEDULE A

 The services to be provided pursuant to the Shareholder ServiceACM Administrative Plan adopted with respect to the Advisor Class and, Investor Class and C Class shares of the U.S. Government Money Fund of Accessor Funds,
Inc.:

     1.   Answer shareholder queries about the status of their accounts.

     2. Provide shareholders with transaction status over the phone and/or the Internet.

     3. Provide information on distributions, returns, and yields of the funds over the phone and/or the Internet.

     4. Provide information on the management of the fund, including the holdings, industries and sectors.

     5. Provide information on the maturity distribution, average coupon and credit quality of the holdings.

     6. Provide supplemental information on tax related issues such as state specific holding periods on fund distributions.